

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 31, 2017

Dennis P. Kelleher
Senior Vice President and Chief Financial Officer
Terra Nitrogen Company, L.P.
4 Parkway North
Suite 400
Deerfield, IL 60015

> **Re: Terra Nitrogen Company, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 033-43007**

Dear Mr. Kelleher:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Business
Customers, page 3

1. We note that you sell all of the fertilizer products you produce to affiliates of the General Partner, making it your only customer. Given that you are also controlled by the General Partner, please tell us and consider disclosing how pricing is determined for your sales.

Management's Discussion and Analysis
Results of Operations, page 27

2. We note your disclosure of percentage changes in average selling prices and sales volumes. Please revise to also quantify in dollars the respective impact resulting from changes in price and volume on your results.

Note 4. Agreement of Limited Partnership, page 42

3. We note that you receive 99% of the operating partnership's available cash and 1% is distributed by the operating partnership to the General Partner and affiliates. Please tell us how you account for the 1% distributed to the General Partner and affiliates.

Note 5. Net Earnings per Common Unit, page 44

4. Please tell us, and revise to disclose, your basis (including your consideration of ASC 260-10-45-60 to 60B) for allocating net income and losses to the general partner and limited partner interests and determining earnings per unit for each participating security. Please also specifically address the impact on earnings per unit of available cash that has or will be distributed for the respective reporting period. To the extent you believe it would be helpful to our understanding, please also provide us a sample calculation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at 202-551-3307 or me at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure